Mail Stop 6010

December 8, 2006

Bernard J. Walter
Chairman of the Board and President
Power Technology, Inc.
5300 Memorial Drive, Suite 700
Houston, Texas 77007

> **Re: Power Technology, Inc.**
> **Revised Preliminary Proxy Materials**
> **Filed December 5, 2006**
> **File No. 0-24857**

Dear Mr. Walter:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Who is eligible to vote, page 2</u>

1.   We note your response to comment 1, and we reissue the comment. The opinion of counsel regarding the legal issues noted in our prior comment should be furnished on EDGAR and signed by your legal counsel. Counsel should address separately each issue listed. If counsel is unable to opine on an issue under Nevada state law, counsel should so state and explain why he/she is unable to opine. If counsel cannot opine definitively on an issue, he/she can opine on how an issue "should" or "more likely than not" would be determined under Nevada state law.

2.   Ensure that you revise the disclosure, if necessary, so that it is consistent with counsel's opinion.

3.   Please explain the difference between void shares and voidable shares under Nevada state law.

4.   On page 3, identify which bullet is reduced by 4 million shares due to the surrender by a shareholder.

Security Ownership of Certain Beneficial Owners and Management, page 5

5.   We note your response to prior comment 3. Please disclose the people who, directly or indirectly, have or share voting and or investment power over the shares held Cornell Capital.

Previous Proposal No. 2

6.   We note that you do not respond to the concerns we raised in prior comment 5. Since you are choosing to eliminate the ratification proposal rather than provide adequate disclosure for investors to make an intelligent voting decision, our concern about whether or not the unauthorized issuances can be bundled together is moot.   Even if you had addressed our concerns and we decided not to object to bundling the ratification of all the unauthorized issuances into one proposal, you would still need to provide shareholders with adequate disclosure about those issuances, as we have repeatedly told you.

Proposal No. 1, page 9

7.   Please refer to prior comment 7. If you choose to include the second bullet, counsel should opine on the issue (that under Nevada state law shareholder approval to increase authorized and unissued shares *by itself* serves to remedy potential liability for prior unauthorized issuances) in the opinion being furnished pursuant to our first comment. If counsel cannot opine, please delete the conclusion here and throughout the proxy statement.

        As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have questions.

                                                Sincerely,

                                                Peggy Fisher
                                                Assistant Director